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December 4, 2009

David R. Humphrey Branch Chief U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-5546
Re:	Golar LNG Limited (the "Company") Form 20-F for the year ended December 31, 2008 File No. 000-50113

Dear Mr. Humphrey:

          Reference is made to the Company's Annual Report on Form 20-F for the year ended December 31, 2008, and to the Company's Form 6-K, including second quarter financial results dated August 31, 2009 (collectively, the "Regulatory Filings").  By letter dated November 5, 2009 (the "First Comment Letter"), the Staff of the U.S. Securities and Exchange Commission (the "Staff") provided the Company with comments to the Regulatory Filings.  By letter dated November 17, 2009, the Company responded to the Staff's comments contained in the First Comment Letter.  By letter dated November 20, 2009 (the "Second Comment Letter"), the Staff provided the Company with an additional comment.

          Set forth below is the Company's response to the Second Comment Letter.  To assist the Staff, the comment is repeated here, and the response is presented after the comment.

Form 20-F for year ended December 31, 2008

Note.11- Equity in Net Assets of Non-Consolidated Investees, page F-24

1.
While it is true that income averaging should be used if "income" for the most recent fiscal year is 10% or more below the average of income for the last five fiscal years, you may not use income averaging where you have reported a loss in the latest fiscal year. Please recompute the significance test with respect to income in fiscal 2008 and file any additional financial statements is required. In addition please provide us with your numerical computations and illustrate how you derived the "group consolidated (losses) before taxes" by reconciling that number to the income statement for fiscal 2008.

          The Company acknowledges the Staff's comments and sets forth below the recomputed significance numerical computations including the calculation of "group consolidated income (losses) before taxes":

(in thousands of $)	Bluewater	LNGL	ECGS	OLT-O
Equity in net (losses) before tax of investees	$(572)	$(1,576)	$(166)	$(92)
Group consolidated income (loss) before taxes (1)	$(9,479)	$(9,479)	$(9,479)	$(9,479)
Equity in net losses before taxes of investees as a % of Group net losses before taxes	6%	17%	2%	1%
(1) Group consolidated income before taxes computation:

Fiscal 2009
Net loss	$(9,989)

Add back group tax	$510

Group consolidated (loss) income before tax	$(9,479)

          Please feel free to contact the undersigned at (212) 574-1223, or Christine Westbrook of this office at (212) 574-1371, with any questions or comments.

Very truly yours, SEWARD & KISSEL LLP By: /s/ Gary J. Wolfe Gary J. Wolfe, Esq.